Room 4561

December 1, 2006

John J. Hanlon
Chief Financial Officer
Synplicity, Inc.
600 West California Avenue
Sunnyvale, California 94086

Re: Synplicity, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed on March 15, 2006
        Form 10-Q for the quarter ended June 30, 2006
        Filed on August 9, 2006
        File No. 000-31545

Dear Mr. Hanlon:

        We have completed our review of your Form 10-K and related filings, and do not, at this time, have any further comments.

                                Sincerely,

                                Stephen Krikorian
                                Accounting Branch Chief